EXHIBIT 99.1
10 September 2020

National Grid plc ('National Grid' or 'the Company')
Chair Succession

Following the announcement on 30 January 2020 that Sir Peter Gershon had informed the Board of his intention to step down, National Grid is pleased to announce the appointment of Paula Rosput Reynolds to succeed Sir Peter Gershon as Chair. Paula will join the Board on 1 January 2021 as Non-executive Director and Chair Designate and will assume the role of Chair after a transitionary period and no later than the conclusion of the 2021 Annual General Meeting. Sir Peter will remain as Chair until this time.

Mark Williamson, Senior Independent Director of National Grid, who led the search, said; “Today's announcement is the culmination of a succession planning process which we initiated last year. I am delighted that our thorough search process has resulted in Paula’s selection as our next Chair. Paula has a highly successful track record as a chief executive across the energy and insurance industries and has over 20 years’ experience as a non-executive director in both the UK and US across multiple sectors and businesses.”

Paula commented; “I am honoured to be joining National Grid’s Board as the entire industry is evolving. I am looking forward to working with John Pettigrew and the rest of the Board and meeting National Grid employees and key stakeholders.”

John Pettigrew commented; “Paula brings a wealth of board level experience leading global companies in the energy and financial sectors. Her experience within international and US companies and insight into strategic and regulatory issues will be an asset to the Board and I look forward to working alongside her.”

Paula is currently Non-executive Director at General Electric Company in the US and Senior Independent Director of BP plc where she also chairs the Remuneration Committee. She is currently also a Non-executive Director and Chair of the Remuneration Committee of BAE Systems plc but will step down from BAE prior to 1 January 2021.

There are no additional matters that would require disclosure under LR 9.6.13R (1) to (6) in respect of Paula Rosput Reynolds.

CONTACTS

Investors:
Nick Ashworth	+44 (0)20 7004 3166 (d)	+44 (0)7814 355 590 (m)

Media:
Molly Neal	+44 (0)7583 102 727 (m)

ADDITIONAL NOTES:
Paula Rosput Reynolds
Paula Rosput Reynolds began her career as an economist and spent over 25 years in the energy sector in a variety of operational and corporate roles, including at the Duke Energy Corporation and the Pacific Gas and Electric Company. She was Chair, President and Chief Executive Officer of AGL Resources Inc., formerly a Fortune 500 natural gas distribution, services and trading company more recently acquired by Southern Company.

Paula Reynolds was also Chair, President and Chief Executive Officer of Safeco Corporation, a US insurance company, until its acquisition by Liberty Mutual Group in 2008. She was then appointed Vice Chairman and Chief Restructuring Officer of American International Group Inc. (AIG), overseeing the company's divestiture of assets and serving as chief liaison with the Federal Reserve Bank of New York.

She currently serves as a Non-executive Director of BAE Systems plc until January 2021. Paula Reynolds is also a director of General Electric Company and of BP plc, where she is the Senior Independent Director. She has also previously served as a Non-executive Director of CBRE Group, Inc., TransCanada Corporation, Siluria Technologies Inc., Delta Air Lines, Anadarko Petroleum Corporation Inc, Coca-Cola Enterprises Inc and Air Products and Chemicals.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 230 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.